Exhibit 12

ORIENT-EXPRESS HOTELS LTD. AND SUBSIDIARIES

Computation of Ratios of Earnings to Fixed Charges

Year ended December 31,	2005	2006	2007	2008	2009
(Dollars in thousands, except ratios)

(Loss)/earnings before income taxes	$34,694	$35,515	$52,318	$(13,509)	$(12,427)

Distributed interest from unconsolidated companies	4,021	7,169	7,476	6,240	—

Add back dividends received	624	—	1,763	3,840	3,790

Impairments on equity method investment	—	—	—	22,992	—

Total earnings before income taxes	$39,339	$42,684	$61,557	$19,563	$(8,637)

Fixed charges:

Interest	$27,157	$37,064	$46,077	$53,192	$34,088

Amortization of finance costs	2,622	5,308	2,905	2,837	3,427

Interest on guaranteed indebtedness	—	—	—	—	—

Total interest	29,779	42,372	48,982	56,029	37,515

Interest factor of rent expense	582	640	1,366	2,935	2,942

Total fixed charges	30,361	43,012	50,348	58,964	40,457

Capitalized interest	448	1,652	5,619	7,628	5,275

Fixed charges (excluding capitalized interest)	$29,913	$41,360	$44,729	$51,336	$35,182

Earnings before fixed charges (excluding capitalized interest) and income taxes	$69,252	$84,044	$106,286	$70,899	$26,545

Ratio of earnings to fixed charges	2.3	2.0	2.1	1.2	0.7

Deficiency in earnings to cover fixed charges	$—	$—	$—	$—	$8,637